Exhibit 28(b)

BY-LAWS OF

FOUNDER FUNDS TRUST

Effective at October 31, 2025

ARTICLE I

Offices

The registered office of Founder Funds Trust (the "Trust") will be in the State of Delaware. The Trust also may have offices at other places, within or without the State of Delaware, as the Board of Directors (the "Board") determines from time to time or the business of the Trust requires.

ARTICLE II

Meetings of Shareholders

Section 1. Place of Meetings. Unless otherwise stated in these By-Laws, all Board meetings will be held at dates, times, and places – either inside or outside the State of Delaware – as determined by the Board. The meeting notice or any waiver of notice will specify the location.

Section 2. Quarterly Meetings of the Board. The Board will meet quarterly, as required by the SEC, to review the operations and compliance of the Trust, its service providers, and sub-advisors. These meetings will be led by the Chairman of the Board or a person the Chairman designates.

Section 3. Special Meetings. The Chairman may call special meetings of the Board when needed, including in response to issues raised by legal counsel or other Board members. Special meetings may be held by phone, virtually, or in person, as determined by the Chairman and Trust counsel.

Section 4. Notice of Meetings. When the Board is required or permitted to take action at a meeting, notice must be provided in advance. The notice must include the meeting’s time, date, and location, and state where the meeting agenda can be accessed—either at the meeting site or another designated location. For special meetings, the notice must also include the purpose of the meeting. A copy of the meeting notice must be delivered to each Board member in a timely manner. Board books will be completed and made available to Board members at least three business days before the meeting.

Section 5. Quorum. Unless otherwise required by law or these By-Laws, a majority of Board members must be present to conduct business. All decisions must be approved by a majority vote of all Board members in person or by proxy. Members may add items to the agenda under “Other Board Business,” which will appear on every meeting agenda. Remote votes shall be counted and recorded.

Section 6. Voting. Each Share gets one vote (fractional Shares get proportional votes). Shareholders may vote in person or by proxy. Unless the 1940 Act, Declaration of Trust, or these By-Laws require otherwise, a majority of votes cast at a meeting with a quorum decides any matter. Directors are elected in accordance with these By-Laws and will remain in office until they resign. Trustees may set a record date (10–90 days before the meeting or action, or longer if the 1940 Act requires) to determine who can vote, consent, or receive distributions.

Section 7. Proxies. Shareholders may vote by proxy, which must be in writing and signed by the shareholder or their authorized agent, broker, or representative, in accordance with SEC regulations and Delaware Trust law. Proxies expire after 11 months unless stated otherwise and must be filed with the Secretary before the meeting. Proxies may be executed in writing or electronically.

Section 8. Shareholders. Shareholders have limited rights as outlined in the prospectus. Shareholders cannot bring issues directly to the Board. The Board represents the interests of all shareholders and must remain independent of the Sponsor, Advisor, or any other service provider to the Trust.

Section 9. Conduct of Meetings. The Chairman will preside over all meetings. If the Chairman is unavailable, a director selected by the majority of independent directors will lead the meeting. The Secretary will record meeting minutes. If the Secretary is absent, the Chairman may appoint someone to serve in that role. Only business properly listed on the agenda may be conducted at any quarterly or special meeting, unless otherwise permitted by law.

Section 10. Action of the Board. The Board may take actions as authorized under applicable law, including the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, exchange regulations, or the SEC prospectus. Any action needing a meeting can instead be approved by written consent of a majority of voting Shares (or higher if required by the 1940 Act, Declaration, or By-Laws). It has the same effect as a meeting vote.

ARTICLE III

Board

Section 1. Number of Board Members. The business and affairs of the Trust are managed by the Board of Directors. The Board must include at least one interested director and two independent directors, with a majority being independent, as defined by SEC regulations. All directors must act in the best interest of the Trust's shareholders and its funds. The total number of directors can be increased by a majority vote of the entire Board. “Entire Board” refers to the total number of directors assuming there are no vacancies.

Section 2. Nomination. The Nominating Committee, based on suggestions from the Chairman or other directors, will meet at least once a year to consider whether the Board needs additional members. The Chairman of the Nominating Committee will formally nominate individuals for election to the Board.

Section 3. Election and Term. Directors will remain in office until they resign, are removed for cause, or become unfit to serve under applicable laws or SEC and exchange regulations.

Section 4. Removal. A director may only be removed for cause. Removal requires a majority vote of all Board members.

Section 5. Resignations. A director may resign at any time by providing written notice. The resignation becomes effective at the time stated in the notice or, if no time is specified, upon receipt. Acceptance of the resignation is not required. If a director is considered an “interested person” due to an affiliation with an investment adviser or related entity, they are automatically considered resigned upon the end of that affiliation—unless two-thirds of the other directors vote to retain them.

Section 6. Vacancies. Any vacancy on the Board, including due to an increase in the number of directors, must be filled by a majority vote of the remaining directors. The newly elected director will serve until a successor is elected and seated, unless they resign, are removed, or pass away.

Section 7. Place of Meetings. Board meetings may be held at any location, inside or outside the State of Delaware, as determined by the Board.

Section 8. Quarterly Meetings. The Board will hold quarterly meetings at times and locations agreed upon by the Board. The Chairman will provide proposed meeting dates as soon as is practical.

Section 9. Regular Meetings. Regular Board meetings will occur on dates and at locations set by the Board. Notice is not required unless otherwise required by law.

Section 10. Special Meetings. Special Board meetings may be called by the Chairman or the Secretary. The request must include the meeting’s date, time, location, and purpose.

Section 11. Notice of Meetings. Notice of special and annual meetings must be given at least 24 hours in advance, stating the time, date, and location. Notice can be delivered by phone or by email. Notices are considered delivered when spoken or e-mailed. If a meeting is adjourned, the new time and location must be shared with all directors not present, unless already announced at the meeting.

Section 12. Quorum. A majority of the entire Board is required for a quorum. Decisions are made by a majority vote of those present, as long as a quorum is met. Any meeting may be adjourned by a majority of directors present, with or without a quorum.

Section 13. Conduct of Meetings. The Board Secretary will serve as the meeting secretary. If absent, a director chosen by the majority will act in this role and keep meeting minutes. The meeting’s agenda and order of business will be determined by the Chairman.

Section 14. Board Committees. The Board may form committees such as an Audit Committee or Nominating and Governance Committee, by majority vote. Committees must include one or more directors, serve at the Board’s discretion, and report to the Board. Alternate members may be appointed to serve if a regular committee member is absent or disqualified. Committees may exercise the powers granted to them by the Board, unless limited by law.

Section 15. Committee Operations. A majority of committee members is needed for a quorum. Committee decisions require a majority vote of those present at a meeting where a quorum is met. Each committee may set its own rules for how it operates.

Section 16. Written Consent Instead of a Meeting. The Board or any committee may take action without holding a meeting, as long as all members agree in writing. These written consents must be filed with the official minutes.

Section 17. Remote Participation. Directors or committee members may attend meetings by phone, video call, or other communication tools, as long as everyone can hear and speak to one another. Participation by these means counts as being “present in person.”

Section 18. ETF Operations Oversight. The Board, including most Independent Directors (as defined by the 1940 Act), oversees the Trust’s ETFs, ensuring they run smoothly and comply with regulations. This includes:

•	Approving basket construction and redemption policies under Rule 6c-11, ensuring fairness and alignment with Fund goals and shareholder interests.
•	Monitoring liquidity risk management under Rule 22e-4, reviewing liquidity classifications and stress tests.
•	Working with the Chief Compliance Officer (under Rule 38a-1) to ensure ETF compliance policies are effective and reported to the Board.
•	Checking for conflicts of interest with the investment adviser or service providers, discussing in private sessions if needed.

The Board may assign tasks to an Audit Committee or other group, as long as it follows the 1940 Act and reports back to the full Board.

ARTICLE IV

Officers

Section 1. Executive Officers. The executive officers of the Trust shall be the Chairman of the Board, the Secretary, and the Directors. The board may assign additional responsibilities and roles to these officers as needed.

Section 2. Duties.

•	The Chairman of the Board. The Chairman must be a member of the Board. The Chairman presides over all Trust meetings including those of the Board and shareholders.
•	The Secretary. Unless otherwise stated in these By-Laws or directed by the Board, the Secretary shall:
o	Attend all meetings of the shareholders and the Board,
o	Record meeting minutes in official record books,
o	Give proper notice of all shareholder meetings and special Board meetings,
o	Safely keep the Trust’s official seal and apply it to documents when authorized by the Board,
o	Carry out any other duties assigned by the Board or the Chairman.

Section 3. Election and Removal. Executive officers are elected in accordance with these By-Laws. Once elected, a director or officer may not be removed without cause, unless otherwise permitted under these By-Laws or applicable regulations.

Section 4. Resignations. An officer may resign at any time by submitting written notice to the Trust. The resignation will take effect at the time specified in the notice. If no effective time is stated, the resignation becomes effective immediately upon receipt. Acceptance of the resignation is not required unless the notice specifically states otherwise.

Section 5. Vacancies. If an officer position becomes vacant for any reason, the Board or the shareholders may appoint a replacement. The newly appointed officer will serve for the remainder of the original term and will remain in office until a successor is elected or appointed and formally takes over.

ARTICLE V

Indemnification

Section 1. Indemnification. The Trust will indemnify any person it has the power to indemnify, to the fullest extent allowed under its prospectus and applicable regulatory approvals.

Section 2. Statutory Indemnification. In addition to the general indemnification in Section 1 and subject to applicable laws and conditions as determined by the Board:

•	The Trust will indemnify any person who is or was a director, officer, employee, or agent of the Trust—or serving in any such capacity for another entity at the Trust’s request—if that person becomes involved in any legal action (civil, criminal, administrative, or investigative, excluding actions brought by or on behalf of the Trust). This includes legal fees, judgments, fines, and settlements reasonably incurred, as long as the person acted:
o	In good faith, and
o	In a manner they reasonably believed was in (or not opposed to) the best interests of the Trust and its shareholders, and
o	For criminal cases, had no reason to believe their conduct was unlawful.
•	The Trust will also indemnify any such person involved in a legal action brought by or on behalf of the Trust (i.e., derivative actions), for reasonable legal expenses incurred in defending or settling the case, provided the person acted:
o	In good faith, and
o	In a manner they reasonably believed was in (or not opposed to) the best interests of the Trust.

This indemnification is subject to Article VII of the Declaration of Trust.

Section 3. Intent and Scope. It is the intent of this Article to fully indemnify Board members and advance their legal expenses (including attorneys’ fees) in any circumstance permitted by law. This indemnification and advancement of expenses:

•	Is not limited by the absence of specific wording or scenarios in the By-Laws,
•	Must not conflict with SEC or FINRA regulations, except to the extent permitted or required by applicable law,
•	Does not exclude or limit any other rights to or sources of indemnification, advancement of expenses, or insurance that a person may have (e.g., under law, agreements, Board votes, or otherwise), and
•	Applies to actions taken both in an official capacity and in any other capacity related to the person's service to the Trust, provided, however, that the Trust shall not indemnify or advance expenses to any person for conduct finally adjudicated to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of duties (i.e., disqualifying conduct under Section 17(h) of the Investment Company Act of 1940, as amended).

Section 4. Indemnification Benefits. The right to indemnification also extends to the heirs, executors, administrators, and personal representatives of any person entitled to such indemnification under these By-Laws.

ARTICLE VI

General Provisions

Section 1. Dividends, Etc. To the extent permitted by law, the Board has full authority to decide whether dividends or distributions will be declared and paid, and the amount and timing of any such payments.

Section 2. Seal. The Trust's seal shall be in a form required by law and be approved by the Board.

Section 3. Fiscal Year. The fiscal year of the Trust shall be set by the Board.

Section 4. Voting Shares or Units in Other Trusts. Unless the Board decides otherwise, any shares or units the Trust holds in other trusts will be voted or represented by the Trust’s Advisor.

ARTICLE VII

Amendment

By-Laws may be created, amended, or repealed by a majority vote of the Board.